SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2004
GENESYS S.A
.(Exact name of registrant as specified in its charter)

 L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

GENESYS, S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004

U.S. GAAP

1. MD&A

2. Financial Statements

3. Notes

1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with:

•	the financial statements and footnotes for the three and six months ended June 30, 2004 contained herein;
•	the Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission (“SEC”) on April 28, 2004; and
•	the current reports filed on Form 6-K for 2004.

Impact of Exchange Rates

Our acquisitions have expanded our international operations and thus increased our exposure to exchange rate fluctuations, and in particular to the U.S. dollar. In 2003, the U.S. dollar declined significantly in value compared to the euro and has not since recovered. As a result, the comparability of our revenues and results of operations expressed in euros over the periods discussed herein was significantly impacted.

We prepare our consolidated financial statements in euros. In order to demonstrate the impact of the decline in value of the U.S. dollar on our revenues for the six months ended June 30, 2003 and 2004, we have recalculated our revenues as if our functional currency had been the U.S. dollar rather than the euro. We present our recalculated revenues in the table below (along with a presentation of our revenues in euros, as actually recorded in our financial statements). For this purpose, we have used the average for each quarter of the daily euro/U.S. dollar exchange rates for the six months ended June 30, 2003 and 2004, respectively, which are the rates we used for translation purposes in our consolidated income statement. The average rates we have used are set forth in the table below. The half-year U.S. dollar amounts provided herein are the sums of the euro amounts for each quarter translated into U.S. dollars at the applicable euro/U.S. dollar exchange rate for that quarter.

		Average euro/U.S. dollar exchange rate (expressed in euros per dollar)

2003	Q1	0.931638
	Q2	0.879966
2004	Q1	0.799561
	Q2	0.814647

We believe that this analysis is useful because the majority of our revenues were actually earned in U.S. dollars. However, the change in our U.S. dollar revenues also reflects the mechanical impact of exchange rate differences on the portion of our consolidated revenues earned in euros. In the U.S. dollar table set forth below, revenues earned in euros translated to U.S. dollars represent 14.1% and 18.9% of the total for the six months ended June 30, 2003 and 2004, respectively. Revenues earned in pounds sterling translated to U.S. dollars represent 16.3% and 15.8% of the total for the six months ended June 30, 2003 and 2004, respectively.

Revenues in euros

	Six months ended June 30,
	2003	2004
	in thousands of €	in thousands of €	% change 2003-2004

Genesys Meeting Center	57,137	53,891	(5.7)%
Genesys Event Service	26,528	15,443	(41.8)%
Video Conferencing	4,031	2,372	(41.2)%
Equipment	228	202	(11.4)%
Total revenues	87,924	71,908	(18.2)%

Revenues in U.S. dollars

	Six months ended June 30,
	2003	2004
	in thousands of $	in thousands of $	% change 2003-2004

Genesys Meeting Center	63,084	66,162	4.9%
Genesys Event Service	29,245	18,962	(35.2)%
Video Conferencing	4,457	2,907	(34.8)%
Equipment	254	250	(1.6)%
Total revenues	97,040	88,281	(9.0)%

In the discussion of our results of operations set forth below, we discuss more specifically the impact of the decline of the U.S. dollar in 2003 and 2004 on our revenues and results of operations in euros, which is our functional currency.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

We use EBITDA as an important measure of the performance of our business. We believe that EBITDA is a meaningful measure of performance, because it presents our results of operations without the potentially volatile impact (which can be substantial) of goodwill impairment and the non-cash impacting nature of depreciation and amortization. We define EBITDA as earnings (loss) before interest, income taxes, depreciation, amortization charges and impairment of goodwill and other intangibles.

Our depreciation charges are divided among the line items of cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being depreciated. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with generally accepted accounting principles, or GAAP. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this document may not be comparable to similarly named measures of other companies.

The following table reconciles EBITDA (both before and after non-recurring charges) to net income (loss) for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(In thousand of €)
Net income (loss)	3,708	(70,238)	10,543	(73,615)
Income tax expense (credit)	328	(6,676)	494	(6,520)
Equity in income of affiliated companies	(11)	(5)	(15)	(37)
Financial (income) expense, net	973	1,570	(1,034)	4,748
Depreciation	2,779	2,498	5,733	4,963
Amortization of intangibles	2,611	1,734	5,226	3,483
Impairment of goodwill and intangibles	—	75,401	—	75,401
EBITDA	10,388	4,284	20,947	8,423
Restructuring charge	—	1,076	—	2,090
Other non-recurring charges	—	450	—	1,854
EBITDA before non-recurring charges	10,388	5,810	20,947	12,367

EBITDA included non-recurring charges of €1.5 million for the three months ended June 30, 2004, as follows: € 1.0 million for the restructuring charge and €0.5 million for separation costs. Before non-recurring charges of €1.5 million, EBITDA amounted to €5.8 million for the three months ended June 30, 2004.

EBITDA included non-recurring charges of €4.0 million for the six months ended June 30, 2004, as follows: €2.1 million for the restructuring charge, €1.1 million for separation costs, € 0.5 million for the early termination of an operating lease contract and €0.3 million for other miscellaneous expenses. Before non-recurring charges of €4.0 million, EBITDA amounted to €12.4 million for the six months ended June 30, 2004.

Three months ended June 30, 2004 compared with the three months ended June 30, 2003

The decrease of the average rate of the U.S. dollar by 6% (0.83 euros and 0.88 euros for the three months ended June 30, 2004 and 2003, respectively) had a significant effect on the main components of the statements of operations due to the weight of North American activities in the consolidated accounts.

Revenue

Total revenues decreased by 15.6% from €42.3 million for the three months ended June 30, 2003 to €35.7 million for the three months ended June 30, 2004. The decrease of €6.6 million was mainly due to the following reasons:

-

€5.6 million of the decrease is the net impact of the continued and expected shift in the product mix from operator-attended services (Genesys Event Service) to our lower-priced, automated services (Genesys Meeting Center) and the declining price of our products, partially offset by a 6.8% increase in conferencing minutes sold. For the three months ended June 30, 2004, automated services represented 75.2% and 88.9% of the revenues and volume, respectively, compared to 65.8% and 82.1% of the revenues and volumes, respectively, for the three months ended June 30, 2003. The revenue impact of price erosion was most significant in our automated services, which decreased in price by 16.6% for the three months ended June 30, 2004, compared to the three months ended June 30, 2003. The volume of conferencing minutes increased from 339 million minutes for the three months ended June 30, 2003 to 362 million minutes for the three months ended June 30, 2004.

-

€1.0 million of the decrease is due to the effects of foreign currency exchange rates, particularly the decline in value of the U.S. dollar versus the euro, as 52% of our revenues are denominated in U.S. dollars.

Category breakdown

The following table sets forth revenues (excluding inter-company sales) for the three months ended June 30, 2003 and 2004 by category and expressed as a percentage of total revenues.

	Three months ended June 30,
	2003		2004
	In thousands of €	% of revenues	In thousands of €	% of revenues
Genesys Meeting Center	27,825	65.8%	26,867	75.2%
Genesys Event Service	12,264	29.0%	7,672	21.5%
Video Conferencing	2,036	4.8%	1,128	3.2%
Equipment	145	0.3%	24	0.1%
Total revenues	42,270	100.0%	35,691	100.0%

The breakdown by category continues to show the shift from operator-assisted services (Genesys Event Services) to automated services (Genesys Meeting Center), as further explained above. The decrease of €6.6 million was mainly due to operator-assisted services (€4.6 million) and, to a lesser extent, to automated services (€1.0 million) and Video (€0.9 million).

Segment breakdown

The following table sets forth revenues (excluding inter-company sales) for the three months ended June 30, 2003 and 2004 by segment and expressed as a percentage of total revenues.

	Three months ended June 30,
	2003		2004
	In thousands of €	% of revenues	In thousands of €	% of revenues
North America	23,687	56.0%	18,126	50.8%
Europe	14,471	34.2%	14,030	39.3%
Asia-Pacific	2,151	5.1%	2,406	6.7%
Global Video	1,961	4.6%	1,129	3.2%
Total revenues	42,270	100.0%	35,691	100.0%

As discussed above, the decrease of €6.6 million was mainly due to the net impact of the continued and expected shift in the product mix from operator-attended services (Genesys Event Service) to our lower-priced, automated services (Genesys Meeting Center) and the declining price of our products, as well as to currency exchange effects. These factors had the most impact in North America (€5.6 million) and, to a lesser extent, to Video (€0.8 million) and Europe (€0.4 million). Asia-Pacific slightly offset the decrease (€0.2 million).

Gross Profit

Gross profit decreased by €5.6 million from €28.0 million, for the three months ended June 30, 2003, to €22.4 million, for the three months ended June 30, 2004. Expressed as a percentage of revenue, gross profit decreased from 66.3% for the three months ended June 30, 2003, to 62.7% for the three months ended June 30, 2004.

The following table sets forth our gross profit by segment for the three months ended June 30, 2003 and 2004, both as an absolute amount and as a percentage of segment revenues.

	Three months ended June 30,
	2003		2004
	In thousands of €	% of revenues	In thousands of €	% of revenues
North America	14,516	61.3%	9,637	53.2%
Europe	11,686	80.8%	10,983	78.3%
Asia-Pacific	1,328	61.7%	1,537	63.9%
Global Video	478	24.4%	231	20.5%
Gross profit	28,008	66.3%	22,388	62.7%

The decrease of gross profit and gross margin is mainly due to the price erosion in North America and, to a lesser extent, price erosion in Europe.

Operating Expenses

The following table breaks down our operating costs and expenses that are not included in cost of revenue for the three months ended June 30, 2003 and 2004 by major category.

	Three months ended June 30,
	2003		2004
	In thousands of €	% of revenues	In thousands of €	% of revenues
Research and development	1,053	2.5%	963	2.7%
Selling and marketing	10,484	24.8%	10,021	28.1%
General and administrative	8,862	21.0%	8,542	23.9%
Restructuring charge	—	—	1,076	3.0%
Impairment of goodwill and intangibles	—	—	75,401	211.3%
Amortization of intangibles	2,611	6.2%	1,734	4.9%
Total operating expenses	23,010	54.4%	97,737	273.8%

Research and development

Research and development expenses remained stable expressed in amount and as a percentage of revenues. In 2004, our major research and development activities were the continued development of enhancements to our Genesys Meeting Center and Genesys Event Service platforms.

Selling and marketing

Selling and marketing expenses decreased by €0.5 million, or 4.4%, from €10.5 million for the three months ended June 30, 2003 to €10.0 million for the three months ended June 30, 2004. The decrease is mainly due to the decrease in value of the U.S. dollar against the euro. As a percentage of total revenues, selling and marketing expenses increased from 24.8% for the three months ended June 30, 2003 to 28.1% for the three months ended June 30, 2004. The increase as a percentage of total revenues is mainly due to price erosion, which has a negative impact on our revenue, and a new outsourcing relationship aimed at maintaining and growing the small business segment of our customer list. Selling and marketing efforts remain focused on further penetrating the market, particularly to large enterprises, and increasing global brand awareness.

General and administrative

General and administrative expenses decreased by €0.3 million, or 3.6%, from €8.9 million for the three months ended June 30, 2003 to €8.5 million for the three months ended June 30, 2004. As a percentage of total revenues, general and administrative expenses increased from 21.0% for the three months ended June 30, 2003 to 23.9% for the three months ended June 30 2004. The increase as a percentage of total revenues is mainly due to lower revenues, and to a lesser extent, to a non-recurring charge of €0.5 million associated with separation costs and some duplicate costs relating to the consolidation of the administrative departments, partially offset by the decrease in the value of the U.S. dollar against the euro. We expect the savings from the consolidation of senior management and finance, legal and administrative departments in Reston, Virginia, completed in June 2004, to have a favorable impact on our general and administrative expenses.

Restructuring charge

The restructuring charge of €1.1 million for the three months ended June 30, 2004 is associated with the closing of the Chanhassen, Minnesota call center (€0.7 million) and the consolidation of our general and administrative departments in Reston, Virginia (€0.4 million), which were previously located in Denver, Colorado and Montpellier, France.

Impairment of goodwill and other intangibles

On a regular basis, we re-evaluate the carrying value of our long-lived assets, consisting primarily of goodwill and other intangible assets. As a result of this assessment, reflecting the current industry environment and continued price erosion, we recorded a non-cash reduction of €75.4 million in the carrying value of goodwill and other intangible assets in the second quarter of 2004. This impairment charge includes €53.4 million relating to North America goodwill and €22.0 million relating to the carrying value of North America customer lists, which were identified during the acquisition of Vialog in 2001. For additional information regarding this impairment charge and, in particular, regarding the facts and circumstances that led to the impairment charge, see Note 3 to our consolidated financial statements included in this Form 6-K.

Amortization of intangibles

Amortization of intangibles decreased by 34.6%, from €2.6 million for the three months ended June 30, 2003 to €1.7 million for the three months ended June 30, 2004. As a percentage of total revenues, amortization of intangibles decreased from 6.2% for the three months ended June 30, 2003 to 4.9% for the three months ended June 30, 2004. The decrease is due to the impairment of North America customer lists recorded in the fourth quarter of 2003.

Operating Income (Loss)

The following table breaks down operating income (loss) by segment for the three months ended June 30, 2003 and 2004:

	Three months ended June 30,
	2003	2004
	(In thousands of €)
North America	3,405	(76,859)
Europe	5,306	4,388
Asia-Pacific	407	186
Global Video	(146)	231
Corporate	(3,974)	(3,295)
Total	4,998	(75,349)

EBITDA

EBITDA decreased from €10.4 million for the three months ended June 30, 2003 to €4.3 million for the three months ended June 30, 2004. Expressed as a percentage of total revenues, EBITDA decreased from 24.6% for the three months ended June 30, 2003 to 12.0% for the three months ended June 30, 2004. This decrease in EBITDA margin is mainly due to the decrease in revenues and gross profit as explained above and the restructuring charge and other non-recurring charges for the three months ended June 30, 2004.

For a reconciliation of EBITDA to net income (loss), see paragraph “Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)”, included at the beginning of this section.

Financial Income (Expenses), Net

Net financial expenses increased from €1.0 million for the three months ended June 30, 2003 to €1.6 million for the three months ended June 30, 2004. We generated a foreign exchange loss of €0.2 million for the three months ended June 30, 2004, compared to a gain of €0.6 million for the three months ended June 30, 2003, due to the exchange rate of the U.S. dollar against the euro.

Income Tax (Expense) Credit

We recorded a €6.7 million credit for income taxes for the quarter ended June 30, 2004 compared to an expense of €0.3 million for the same period in 2003. The credit of €6.7 million corresponds primarily to the reduction of certain deferred tax liabilities as a result of the €22.0 million impairment charge taken in the second quarter of 2004 against the North American customer lists, partially offset by the income tax provision of €1.1 million for the six months ended June 30, 2004. For the six months ended June 30, 2003, the income tax provision amounted to €1.1 million, partially offset by a deferred tax reversal of €0.8 million associated with the amortization of intangibles.

Net Income (Loss)

We recorded a net loss of €70.2 million for the three months ended June 30, 2004, compared to net income of €3.7 million for the three months ended June 30, 2003. Excluding the amortization, impairment of intangibles and goodwill and reversal of deferred tax liabilities associated with amortization and impairment, net loss would amount to €0.6 million for the three months ended June 30, 2004, compared to net income of €5.6 million for the three months ended June 30, 2003.

Six months ended June 30, 2004 compared with the six months ended June 30, 2003

The decrease of the average rate of the U.S. dollar by 11% (0.81 euros and 0.91 euros for the six months ended June 30, 2004 and 2003, respectively) had a significant effect on the main components of the statements of operations due to the weight of North American activities in the consolidated accounts.

Revenue

Total revenues decreased by 18.2% from €87.9 million for the six months ended June 30, 2003 to €71.9 million for the six months ended June 30, 2004. The decrease of €16.0 million was mainly due to the following reasons:

-

€10.9 million of the decrease is the net impact of the continued and expected shift in the product mix from operator-attended services (Genesys Event Service) to our lower-priced, automated services (Genesys Meeting Center) and the declining price of our products, partially offset by a 8.6% increase in conferencing minutes sold. For the six months ended June 30, 2004, automated services represented 74.9% and 88.7% of the revenues and volume, respectively, compared to 65.0% and 81.5% of the revenues and volumes, respectively, for the six months ended June 30, 2003. The revenue impact of price erosion was most significant in our automated services, which decreased in price by 20.3% for the six months ended June 30, 2004, compared to the six months ended June 30, 2003. The volume of conferencing minutes increased from 666 million minutes for the six months ended June 30, 2003 to 723 million minutes for the six months ended June 30, 2004.

-

€5.1 million of the decrease is due to the effects of foreign currency exchange rates, particularly the decline in value of the U.S. dollar versus the euro, as 54% of our revenues are denominated in U.S. dollars.

Category breakdown

The following table sets forth revenues (excluding inter-company sales) for the six months ended June 30, 2003 and 2004 by category and expressed as a percentage of total revenues.

	Six months ended June 30,
	2003		2004
	In thousands of €	% of revenues	In thousands of €	% of revenues
Genesys Meeting Center	57,137	65.0%	53,891	74.9%
Genesys Event Service	26,528	30.2%	15,443	21.5%
Video Conferencing	4,031	4.6%	2,372	3.3%
Equipment	228	0.3%	202	0.3%
Total revenues	87,924	100.0%	71,908	100.0%

The breakdown by category continues to show the shift from operator-assisted services (Genesys Event Services) to automated services (Genesys Meeting Center), as further explained above. The decrease of €16.0 million was mainly due to operator-assisted services (€11.1 million) and, to a lesser extent, to automated services (€3.3 million) and Video (€1.6 million).

Segment breakdown

The following table sets forth revenues (excluding inter-company sales) for the six months ended June 30, 2003 and 2004 by segment and expressed as a percentage of total revenues.

	Six months ended June 30,
	2003		2004
	In thousands of €	% of revenues	In thousands of €	% of revenues
North America	51,110	58.1%	36,597	50.9%
Europe	29,129	33.1%	28,432	39.5%
Asia-Pacific	3,763	4.3%	4,489	6.3%
Global Video	3,922	4.5%	2,390	3.3%
Total revenues	87,924	100.0%	71,908	100.0%

As discussed above, the decrease of €16.0 million was mainly due to the net impact of the continued and expected shift in the product mix from operator-attended services (Genesys Event Service) to our lower-priced, automated services (Genesys Meeting Center) and the declining price of our products, as well as to currency exchange effects. These factors had the most impact in North America (€14.5 million) and, to a lesser extent, to Video (€1.5 million) and Europe (€0.7 million). Asia-Pacific slightly offset the decrease (€0.7 million).

Gross Profit

Gross profit decreased by €12.0 million from €56.8 million, for the six months ended June 30, 2003, to €44.8 million, for the six months ended June 30, 2004. Expressed as a percentage of revenue, gross profit decreased from 64.6% for the six months ended June 30, 2003 to 62.3% for the six months ended June 30, 2004.

The following table sets forth our gross profit by segment for 2003 and 2004, both as an absolute amount and as a percentage of segment revenues.

	Six months ended June 30,
	2003		2004
	In thousands of €	% of revenues	In thousands of €	% of revenues
North America	30,389	59.5%	19,475	53.2%
Europe	23,085	79.3%	21,958	77.2%
Asia-Pacific	2,312	61.4%	2,854	63.6%
Global Video	1,004	25.6%	519	21.7%
Gross profit	56,790	64.6%	44,806	62.3%

The decrease of gross profit and gross margin is mainly due to the price erosion in North America and, to a lesser extent, price erosion in Europe.

Operating Expenses

The following table breaks down our operating costs and expenses that are not included in cost of revenue for the six months ended June 30, 2003 and 2004 by major category.

	Six months ended June 30,
	2003		2004
	In thousands of €	% of revenues	In thousands of €	% of revenues
Research and development	2,085	2.4%	2,083	2.9%
Selling and marketing	19,160	21.8%	18,987	26.4%
General and administrative	20,331	23.1%	18,186	25.3%
Restructuring charge	—	—	2,090	2.9%
Impairment of goodwill and intangibles	—	—	75,401	104.9%
Amortization of intangibles	5,226	6.0%	3,483	4.8%
Total operating expenses	46,802	53.3%	120,230	167.2%

Research and development

Research and development expenses expressed as an absolute value remained stable. In 2004, our major research and development activities were the continued development of enhancements to our Genesys Meeting Center and Genesys Event Service platforms.

Selling and marketing

Selling and marketing expenses decreased by €0.2 million, or 0.9%, from €19.2 million for the six months ended June 30, 2003 to €19.0 million for the six months ended June 30, 2004. As a percentage of total revenues, selling and marketing expenses increased from 21.8% to 26.4% for the six months ended June 30, 2003 and 2004, respectively. The increase as a percentage of total revenues is mainly due to price erosion, which has a negative impact on our revenue, and a new outsourcing relationship aimed at maintaining and growing the small business segment of our customer list. Selling and marketing efforts remain focused on further penetrating the market, particularly to large enterprises, and increasing global brand awareness.

General and administrative

General and administrative expenses decreased by €2.1 million from €20.3 million for the six months ended June 30, 2003 to €18.2 million for the six months ended June 30, 2004. As a percentage of total revenues, general and administrative expenses increased from 23.1% to 25.3% for the six months ended June 30, 2003 and 2004, respectively. The increase in general and administrative expenses as a percentage of total revenues is mainly due to lower revenues, and to a lesser extent, to the non-recurring charges of €1.9 million mainly associated with the separation costs of €1.1 million and the early termination of an operating lease contract for €0.5 million during the six months ended June 30, 2004, partially offset by the decrease in value of the U.S. dollar against the euro. We expect the savings from the consolidation of senior management and finance, legal and administrative departments in Reston, Virginia, completed in June 2004, to have a favorable impact on our general and administrative expenses.

Restructuring charge

The restructuring charge of €2.1 million for the six months ended June 30, 2004 is associated with the closing of the Chanhassen, Minnesota call center (€1.1 million) and the consolidation of our general and administrative department in Reston, Virginia (€1.0 million), which were previously located in Denver, Colorado and Montpellier, France.

Impairment of goodwill and other intangibles

On a regular basis, we re-evaluate the carrying value of our long-lived assets, consisting primarily of goodwill and other intangible assets. As a result of this assessment, reflecting the current industry environment and continued price erosion, we recorded a non-cash reduction of €75.4 million in the carrying value of goodwill and other intangible assets in the second quarter of 2004. This impairment charge includes €53.4 million relating to North America goodwill and €22.0 million relating to the carrying value of North America customer lists, which were identified during the acquisition of Vialog in 2001. For additional information regarding this impairment charge and, in particular, regarding the facts and circumstances that led to the impairment charge, see Note 3 to our consolidated financial statements included in this Form 6-K.

Amortization of intangibles

Amortization of intangibles decreased by 33.6%, from €5.2 million for the six months ended June 30, 2003 to €3.5 million for the six months ended June 30, 2004. As a percentage of total revenues, amortization of intangibles decreased from 6.0% for the six months ended June 30, 2003 to 4.8% for the six months ended June 30, 2004. The decrease is due to the impairment of North America customer lists recorded in the fourth quarter of 2003.

Operating Income (Loss)

The following table breaks down operating income (loss) by segment for the six months ended June 30, 2003 and 2004:

	Six months ended June 30,
	2003	2004
	(in thousands of €)
North America	6,903	(78,661)
Europe	11,116	6,832
Asia-Pacific	751	347
Global Video	(223)	519
Corporate	(8,559)	(4,461)
Total	9,988	(75,424)

EBITDA

EBITDA decreased from €20.9 million for the six months ended June 30, 2003 to €8.4 million for the six months ended June 30, 2004. Expressed as a percentage of total revenues, EBITDA decreased, from 23.8% to 11.7% for the six months ended June 30, 2003 and 2004, respectively. This decrease in EBITDA margin is mainly due to the decrease in revenues and gross profit as explained above and the restructuring charge and other non-recurring charges for the six months ended June 30, 2004.

For a reconciliation of EBITDA to net income (loss), see paragraph “Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)”, included at the beginning of this section.

Financial Income (Expenses), Net

We incurred net financial expense of €4.7 million for the six months ended June 30, 2004, compared to net financial income of €1.0 million for the six months ended June 30, 2003. This change is mainly due to the fact that we had a foreign exchange loss of €1.8 million for the six months ended June 30, 2004 compared to a gain of €5.3 million for the six months ended June 30, 2003, due to the continued decrease in value of the U.S. dollar against the euro. This foreign exchange loss was only partially offset by a decrease in interest expense from €3.7 million for the six months ended June 30, 2003 to €2.6 million for the six months ended June 30, 2004, resulting from the decline in the U.S. dollar (as our obligations under our principal credit agreement are denominated mainly in U.S. dollars as well as the lower outstanding amount of the debt).

Income Tax (Expense) Credit

We recorded a €6.5 million credit for income taxes for the six months ended June 30, 2004 compared to an expense of €0.5 million for the same period ended June 30, 2003. The credit of €6.5 million corresponds primarily to the reduction of certain deferred tax liabilities as a result of the €22.0 million impairment charge taken in the second quarter of 2004 against the North American customer lists, partially offset by the income tax provision of €1.6 million for the six months ended June 30, 2004. For the six months ended June 30, 2003, the income tax provision amounted to €2.0 million, partially offset by a deferred tax reversal of €0.8 million associated with the amortization of intangibles.

Net Income (Loss)

We recorded a net loss of €73.6 million for the six months ended June 30, 2004, compared to net income of €10.5 million for the six months ended June 30, 2003. Excluding the amortization, impairment of intangibles and goodwill and reversal of deferred tax liabilities associated with amortization and impairment, net loss would amount to €3.0 million for the six months ended June 30, 2004, compared to net income of €14.3 million for the six months ended June 30, 2003.

Liquidity and Capital Resources

General

Our capital requirements are driven primarily by working capital, capital expenditures for telecommunications and bridging equipment, and to a lesser extent, servers, computers and software, and debt service requirements. To date, we have funded our capital requirements through a combination of equity offerings, borrowings (including bank financings and convertible debt issuances), and operating cash flow.

At June 30, 2004, our principal sources of liquidity included €12.3 million in cash and cash equivalents and a total of €2.9 million of short-term credit facilities (of which €2.9 million was used as of June 30, 2004). Under the terms of our U.S. $125 million credit facility, additional indebtedness is limited, which may limit our ability to borrow under our short-term credit facilities.

In connection with the acquisition of Vialog, in April 2001, we entered into a U.S. $125 million credit facility, which was used to refinance existing debt of our Company and Vialog and for working capital purposes. This facility, which is described in more detail below was amended on April 30, 2003 and August 6, 2004 to reschedule repayments.

We believe that our capital resources are sufficient to meet our current working capital needs for at least the next twelve months.

Cash flows

Cash and cash equivalents, net of bank overdrafts, decreased from €11.7 million at the end of December 2003 to €9.4 million at June 30, 2004. At December 31, 2003, the €11.7 million amount included €6.0 million of cash at hand, €9.6 million of short-term investments offset by €3.9 million of bank overdrafts. At June 30, 2004, the €9.4 million amount included €11.5 million of cash at hand, €0.8 million of short-term investments offset by €2.9 million of bank overdrafts.

We generated cash of €7.4 million from operating activities for the six months ended June 30, 2004 compared to €8.7 million for the six months ended June 30, 2003. This cash was mainly provided by the decrease of other assets by €3.9 million (mainly VAT receivable) and accounts receivable by €2.0 million reflecting the reduction of the day of sales outstanding as of June 30, 2004 compared to December 31, 2003, partially offset by the decrease of accrued liabilities by €1.4 million.

We used cash of €1.9 million in investing activities for the six months ended June 30, 2004 compared to €2.9 million for the six months ended June 30, 2003. Our capital expenditures as a percentage of revenues decreased from 3.3% to 2.6% of revenues for the six months ended June 30, 2003 and 2004, respectively. In December 2003, we took advantage of certain purchase discounts and purchased €3.5 million of telecommunications and bridging equipments, which has reduced our capital expenditure requirements in 2004.

We used €9.2 million of cash for financing activities during the six months ended June 30, 2004, reflecting primarily the payment of €7.3 million on April 30, 2004 under our U.S.$ 125 million credit facility (U.S.$ 8.7 million, which includes U.S.$ 1.7 million resulting from a mandatory prepayment from excess cash flow for the year ended at December 31, 2003).

Bank Financing Restructuring

Amendments to the April 2001 U.S. $125 Million Credit Facility

On August 6, 2004, we signed an amendment to the April 2001 U.S $125 million credit facility with our bank creditors. The amendment mainly provides for the rescheduling of principal repayments.

This is our fourth amendment to the April 2001 U.S. $125 million credit facility, and the second to provide for a rescheduling of the principal repayments under this credit facility. We entered into these amendments because we otherwise would not have been able to comply with the financial covenants that we were required to meet, and because we needed to lengthen the period during which we were required to make principal payments or to realign the principal payment schedule to reduce the amounts due in the earlier periods. We hope that we will be able to meet the covenants and principal repayment schedule as now amended or to refinance our debt or raise other capital as needed, although we cannot provide any assurance in this regard. If we do not meet our covenants, we will be required to undertake one of several extraordinary transactions, failing which our lenders will have the right to require us to repay our credit facility in full (which we are unlikely to be able to do).

The amended principal payment schedule on an annual basis compared to the prior maturity schedule is disclosed below under “rescheduling of principal repayments”.

Under the amendment, interest will continue to be paid according to the original schedule (i.e., semi-annually on April 30 and October 31), subject to an increase of 50 basis points applying to the principal repayments postponed until after April 20, 2007. We have also agreed to prepay certain amounts of the loan if our excess cash flows exceed certain levels.

The August 6, 2004 amendment adjusted the level of the four existing financial covenants to be complied with and added a new financial covenant relating to EBITDA. As amended, the financial covenants provide flexibility for us to implement certain transactions before our bank lenders may declare us in default under the credit agreement. However, if we fall below certain base levels, our lenders may declare us in default.

The amended threshold financial covenants are as follows:

-

The cash cover ratio, which means the ratio of consolidated cash flow to consolidated debt service must, for each quarter ending between June 30, 2004 and September 30, 2008, be above certain levels varying from 0.82 to 1.14;

-

The interest cover ratio, which means the ratio of consolidated EBITDA to consolidated net interest expense must, for each quarter ending between June 30, 2004 and September 30, 2008, be above certain levels increasing progressively from 4.03 to 13.77;

-

The leverage ratio, which means the ratio of outstanding consolidated net indebtedness to consolidated EBITDA, must, for each quarter ending between June 30, 2004 and September 30, 2008, be below certain levels decreasing progressively from 4.03 to 0.60;

-

Consolidated EBITDA must, for each quarter ending between December 31, 2004 and September 30, 2005, be above certain levels varying between 5.62 and 7.38, and for each six-month period on a rolling two-quarter basis ending between December 31, 2005 and September 30, 2008, be above certain levels varying between 11.37 and 19.25.

Should we not meet one of the above covenants, we may be required to pursue one of the following:

-	A capital increase in an amount of not less than €20 million;

-	The entering into a new loan of an amount sufficient to repay the sums outstanding under the credit facility;

-	A bond issuance in an amount sufficient to repay the sums outstanding under the credit facility;

-	The execution of a merger agreement or sale and purchase agreement, or the launching of a tender offer;

-	Such other proposals as ratified by the Board of Directors and accepted by the bank lenders.

If we are not able to effect one of the foregoing transactions, our lenders will have the right to require the immediate repayment in full of our outstanding indebtedness. It is likely that we would be unable to effect such a repayment.

In addition to the threshold financial covenants, we must respect the following base financial covenants:

-	The cash cover ratio must, for each quarter ending between June 30, 2004 and September 30, 2008, be above certain levels varying from 0.73 to 1.02;

-	The interest cover ratio must, for each quarter ending between June 30, 2004 and September 30, 2008, be above certain levels increasing progressively from 3.11 to 12.32;

-	The leverage ratio must, for each quarter ending between June 30, 2004 and September 30, 2008, be below certain levels decreasing progressively from 5.04 to 0.66;

-

Consolidated EBITDA must, for each quarter ending between December 31, 2004 and September 30, 2005, be above certain levels varying between 3.65 and 6.60, and for each six-month period on a rolling two-quarter basis ending between December 31, 2005 and September 30, 2008, be above certain levels varying between 10.17 and 17.22; and

-

Capital expenditures for each year between 2004 and 2007 must be below a certain amount increasing from €3.9 million to €11.5 million (subject to a limited exception to carry-forward a portion of any shortfall from the previous year);

If we are not able to comply with the foregoing, our lenders will have the right to require the immediate repayment in full of our outstanding indebtedness. It is likely that we would be unable to effect such a repayment.

Rescheduling of principal repayments

According to the August 6, 2004 amendment, the amended principal payment schedule on an annual basis compared to the prior maturity schedule is as follows:

	Repayments schedule prior to August 6, 2004 amendment	Repayments according to amendment signed on August 6, 2004	Difference of repayments	Repayments according to amendment signed on August 6, 2004	Difference of repayments
	in millions of U.S. dollars			in millions of euros (June 30, 2004 closing exchange rate)
2nd half-2004	$ 11.0	$ 8.2	- $ 2.8	€6.8	- €2.3
2005	$ 22.0	$ 12.0	- $ 10.0	€9.9	- €8.3
2006	$ 30.0	$ 16.0	- $ 14.0	€13.2	- €11.5
2007	$ 23.1	$ 22.3	- $ 0.8	€18.4	- €0.6
2008	$ 22.2	$ 49.8	+ $ 27.6	€40.9	+ €22.7
Total	$ 108.3	$ 108.3	—	€89.2	—

Partial repurchase of the 1999 convertible notes

In February 2004, we repurchased 125,330 convertible notes for an amount of €2.2 million, utilizing the escrow account created after the rights offering completed in 2003.

Capital resources

Other commitments

On December 11, 2003, we entered into a new financial instrument named CAP 6 months 3.00% Knock Out (KO) 5.00% to hedge our exposure on our outstanding debt denominated in U.S. dollars for the period between May 1, 2004 and October 30, 2008. This new financial instrument replaced the interest rate swap financial instrument that expired on April 30, 2004. The full cost of U.S. $354 thousand for this financial instrument was paid in 2003.

The fair value adjustment of the Knock-Out CAP as a result of changes in market interest rates is recognized as other financial income (expenses), as we are not able to apply the special accounting treatment prescribed under SFAS 133. The fair value recorded in other assets amounted to €0.3 million at June 30, 2004.

On June 8, 2004, we entered into a term purchase contract of U.S. Dollars (“soft accumulator”) with a maturity of October 27, 2004 to partially hedge our exposure on our next repayment of our long-term debt due October 30, 2004. At June 30, 2004, this contract amounted to U.S. $50 thousand and the fair value (favorable amount) amounted to €5 thousand.

We do not have any material guarantees outstanding, nor do we have any securitization or other off balance sheet financing arrangements, other than those described in Note 15, Commitments and Contingencies, to the financial statements contained in the Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission.

Trend Information

Revenues guidance

On August 10, 2004, we announced that we withdrew our 2004 guidance for revenues and EBITDA previously issued, due to the competitive and rapidly changing business environment. We currently expect revenue and EBITDA to be seasonally weak during the third quarter of 2004. In the fourth quarter of 2004, we expect revenue to be stable as compared with revenue in the fourth quarter of 2003, excluding any volatility in foreign exchange rates. We further expect the EBITDA margin for the fourth quarter of 2004 to be approximately twenty percent.

These revenue and EBITDA targets are subject to significant uncertainty, and might not be reached for any number of reasons, including those described under Item 3, “Key Information – Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2003.

Critical Accounting Policies

We prepare our consolidated financial statements for our Form 20-F in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

We believe the following critical accounting policies, among others, represent the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet our financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or others), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history (average percentage of receivables written off historically), and the length of time the receivables are past due. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet our financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Impairment of goodwill and identifiable intangible assets

In reviewing the recoverability of our goodwill and identifiable intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These assumptions require us to exercise significant judgment, often on a subjective basis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. During 2001, 2002 and 2003 we recorded an impairment charge on these assets of €61.3 million, €93.6 million and €28.1 million respectively. An additional impairment charge of €75.4 million was recorded in the three and six months ended June 30, 2004.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under SFAS 142, we discontinued amortizing our goodwill, but we are required to review our goodwill for impairment on an annual basis thereafter. Based on the circumstances and underlying assumptions made when the impairment reviews are performed in the future, further impairment charges could be required.

We continue to amortize our identifiable intangible assets that have determinable lives, but we are required to review the recoverability of these assets whenever events or changes in business circumstances indicate that the assets may be impaired. Based on the circumstances and underlying assumptions made at the time of these reviews, further impairment charges could be required.

Deferred tax assets

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income for each subsidiary and the expected timing of the reversals of existing temporary differences. As a result of this review, we have recorded a deferred tax asset of €0.2 million at June 30, 2004, and we have established a full valuation allowance on the remaining amount of our deferred tax assets.

2. Financial Statements

CONSOLIDATED BALANCE SHEETS

(U.S. GAAP, in thousands, except share data)

	December 31,	June 30,
	2003	2004
ASSETS		(Unaudited)
Current assets:
Cash and cash equivalents	€15,574	€12,269
Short-term portion of restricted cash	3,371	3,157
Other accounts receivable, less allowances of €2,537 at December 31, 2003 and €2,417 at June 30, 2004	23,462	23,701
Un-billed accounts receivable	6,744	5,350
Inventory	29	22
Prepaid expenses	2,286	2,201
Other current assets	8,856	5,272
Total current assets	60,322	51,972
Property and equipment, net	27,284	25,804
Goodwill, net	75,047	21,940
Customer lists, net	42,774	17,622
Technology and other intangibles, net	352	212
Investment in affiliated company	141	178
Deferred tax assets	840	235
Deferred financing costs, net	2,531	2,096
Other assets	1,824	1,875
Long-term portion of restricted cash	2,722	1,632
Total assets	€213,837	€123,566
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	€3,850	€2,904
Accounts payable	8,676	9,821
Accrued liabilities	6,627	5,343
Accrued compensation	6,519	7,320
Tax payable	9,092	8,426
Deferred revenue	88	108
Current portion of long-term debt	18,564	14,942
Current portion of capitalized lease obligations	55	15
Current portion of deferred tax liability	2,143	1,009
Current portion of other long-term liability	1,740	2,035
Other current liabilities	3,242	2,823
Total current liabilities	60,596	54,746
Long-term portion of long-term debt	82,814	80,710
Long-term portion of capitalized lease obligations	107	114
Long term portion of deferred tax liability	11,504	4,016
Other long-term liability	3,173	1,828
Shareholders’ equity (deficit)
Ordinary shares: €1.00 nominal value and 18,307,756 shares issued and outstanding at December 31, 2003 and June 30, 2004	18,308	18,308
Common shares to be issued: €1.00 nominal value and 65,067 shares at December 31, 2003 and June 30, 2004	65	65
Additional paid-in capital	197,611	197,130
Accumulated other comprehensive income	15,372	15,630
Deferred compensation	(322)	—
Accumulated deficit	(174,640)	(248,230)
	56,394	(17,097)
Less cost of treasury shares: 22,131 shares at Dec. 2003 and June 30, 2004	(751)	(751)
Total shareholders’ equity (deficit)	55,643	(17,848)
Total liabilities and shareholders’ equity (deficit)	€213,837	€123,566

See notes to financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(U.S. GAAP, in thousands, except share data)

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004

Revenue:
Services	€42,125	€35,667	€87,696	€71,706
Products	145	24	228	202
	42,270	35,691	87,924	71,908
Cost of revenue:
Services	14,177	13,288	30,990	27,059
Products	85	15	144	43
	14,262	13,303	31,134	27,102
Gross profit	28,008	22,388	56,790	44,806
Operating expenses:
Research and development	1,053	963	2,085	2,083
Selling and marketing	10,484	10,021	19,160	18,987
General and administrative	8,862	8,542	20,331	18,186
Restructuring charge	—	1,076	—	2,090
Impairment of goodwill and other intangibles	—	75,401	—	75,401
Amortization of intangibles	2,611	1,734	5,226	3,483
Total operating expenses	23,010	97,737	46,802	120,230
Operating income (loss)	4,998	(75,349)	9,988	(75,424)
Interest income	120	28	179	101
Interest expense	(1,253)	(1,367)	(3,705)	(2,571)
Foreign exchange gain (loss)	642	(216)	5,330	(1,845)
Other financial expense, net	(482)	(15)	(770)	(433)
Financial income (expense), net	(973)	(1,570)	1,034	(4,748)
Equity in income of affiliated company	11	5	15	37
Income (loss) before taxes	4,036	(76,914)	11,037	(80,135)
Income tax (expense) credit	(328)	6,676	(494)	6,520
Net income (loss)	€3,708	€(70,238)	€10,543	€(73,615)
Basic net income (loss) per share	€0.24	€(3.82)	€0.68	€(4.01)
Diluted net income (loss) per share	€0.23	€(3.82)	€0.66	€(4.01)
Number of shares used in computing basic net income (loss) per share	15,547,280	18,372,841	15,547,280	18,372,841
Dilution effect on convertible notes	552,188	—	552,188	—
Number of shares used in computing diluted net income (loss) per share	16,099,468	18,372,841	16,099,468	18,372,841

See notes to financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(U.S. GAAP, in thousands)

	Six Months ended June 30,
	2003	2004
Cash flows from operating activities:
Net income (loss)	€ 10,543	€ (73,615)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	5,733	4,963
Amortization of intangibles	5,226	3,483
Impairment of goodwill and other intangibles		75,401
Amortization of deferred financing costs and debt issuance discount.	620	361
Amortization of deferred charges	40	11
Allowance for bad debts	208	(137)
Amortization of deferred stock-based compensation	123	(160)
Gain on disposal of assets	22	27
Deferred tax credit	(1,517)	(8,079)
Equity in income of affiliated company	(15)	(37)
Changes in unrealized foreign exchange losses on long-term debt	(5,408)	—
Changes in unrealized losses on investments	—	87
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(4,140)	2,031
Decrease in inventory	24	7
Decrease (increase) in prepaid expenses	(1,697)	138
Decrease in other assets	1,293	3,923
Increase (decrease) in accounts payable	(3,722)	(386)
Increase (decrease) in accrued liabilities	251	(1,443)
Increase in accrued compensation	1,246	680
Increase (decrease) in accrued taxes	1,837	(745)
Increase (decrease) in deferred revenue	(51)	20
Decrease in other liabilities	(1,908)	897
Net cash provided by operating activities	8,708	7,427

Cash flows from investing activities:
Acquisition of furniture and equipment	(2,894)	(1,851)
Net cash used in investing activities	(2,894)	(1,851)

Cash flows from financing activities:
Increase (decrease) in bank overdrafts	1,204	(1,016)
Increase in restricted cash	—	(876)
Principal payments on long-term debt	(144)	(7,308)
Net cash provided by (used in) financing activities	1,060	(9,200)
Effect of foreign exchange rate changes on cash and cash equivalents	(594)	319
Increase (decrease) in cash and cash equivalents	6,280	(3,305)
Cash and cash equivalents, beginning of period	9,976	15,574
Cash and cash equivalents, end of period	€ 16,256	€ 12,269
Supplemental disclosures of cash flow information:
Interest paid	€3,498	€2,474
Income taxes paid	1,042	386
Non-cash investing activities :
Fixed assets acquired under capital lease	22	—

See notes to financial statements

3. NOTES

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(U.S. GAAP, in thousands, except share data and when indicated)

Note 1. Organization and business

Genesys S.A., together with its subsidiaries (“the Company”), is a limited liability company organized under the laws of France.

The Company is a global multimedia conferencing leader, providing practical and innovative real-time collaborative and managed event services worldwide.

Note 2. Basis of presentation

As a publicly traded company on the Nouveau Marché of Euronext Paris since October 1998, the Company publishes consolidated financial statements that have been prepared in accordance with Generally Accepted Accounting Principles in France, which differ in certain respects from Generally Accepted Accounting Principles in the United States.

In addition, the Company has been listed on the Nasdaq Stock Market since April 26, 2001. As a result, the Company publishes consolidated financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States.

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with Generally Accepted Accounting Principles in the United States and pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial information. These financial statements reflect all adjustments (consisting of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the interim periods presented. The unaudited results of operations for the three and six months ended June 30, 2004 are not necessarily an indication of the results of operations that may be expected for the full year ending December 31, 2004. These financial statements do not include all disclosures associated with annual financial statements and, accordingly, should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2003 included in the Company’s Form 20-F.

The consolidated financial statements include the accounts of the Company and its subsidiaries. The main consolidation principles are as follows:

-	Companies which are wholly owned or which the Company controls are consolidated;
-	Companies over which the Company exercises significant influence but does not control are accounted for under the equity method of accounting;
-	All significant inter-company transactions and balances are eliminated.

The following companies have been consolidated:

Name	Location	Interest and control
1. Fully consolidated companies:
Parent and sub-holding companies
Genesys S.A.	Montpellier, France	Parent company
Geene S.A.S.	Paris, France	100%
Eesys S.A.S.	Paris, France	100%
3054-344 Nova Scotia Ltd.	Halifax, Canada	100%
3054-345 Nova Scotia Ltd.	Halifax, Canada	100%
North America
Genesys Conferencing Inc.	Reston (Virginia), USA	100%
Genesys Conferencing Ltd.	Toronto, Canada	100%
Europe
Genesys Conferencing Ltd.	Croydon, England	100%
Genesys Conferencing A.B.	Stockholm, Sweden	100%
Genesys Conferencing France S.A.S.	Ivry, France	100%
Genesys Conferencing S.A.	Brussels, Belgium	100%
Genesys Conferencing, S.R.L.	Milan, Italy	100%
Darome Teleconferencing GmbH	Berlin, Germany	100%
Asia Pacific
Genesys Conferencing Pty. Ltd.	Melbourne, Australia	100%
Genesys Conferencing Pte. Ltd.	Singapore	100%
Genesys Conferencing Ltd.	Hong Kong	100%
Genesys Conferencing Std. Bhd.	Kuala Lumpur, Malaysia	100%
Genesys Conferencing K.K.	Tokyo, Japan	100%
2. Affiliates accounted for under the equity method:
Genesys Conferencing Iberia	Madrid, Spain	20%

Note 3.	Impairment of goodwill and identifiable intangible assets
	Six months ended June 30, ————————————
	2003	2004
	————	————
Impairment of:
Goodwill	—	€53,401
Identifiable intangible assets	—	22,000
	————	————
	—	€75,401
	=========	=========

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which requires that goodwill be reviewed for impairment at least annually, the Company tested goodwill for impairment using the two-step process prescribed in SFAS 142 as at October 1, 2003 and June 30, 2004. The impairment charge recorded in 2004 is due to the reduced level of cash flows expected for the next several years, which was the trigger event leading to this impairment review. The reduced level of expected cash flows is mainly a result of the current, competitive industry environment, which has resulted in significant price erosion.

The first step of the review is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Under the guidance of SFAS 142, the Company divided its business into reporting units composed of four reportable segments (North America, Europe, Asia-Pacific and Global Video Division). For segments where the carrying value exceeded the estimated fair value of net assets, the second step was required. During this second step, the amount of impairment is defined by the difference of implied fair value of goodwill and its book value as of the date of the review. In 2003, the Company performed this review with the assistance of an independent valuation consulting company. Based on the results of this review, using a discounted cash flow approach based on the Company’s current financial projections at the time of the review, the Company recorded total impairment charges of €3,141 and €53,401 for the full year ended December 31, 2003 and for the six months ended June 30, 2004, respectively, that were recorded as reductions to the carrying value of goodwill. Although the Company did not use an independent valuation consulting company in reviewing for impairment in 2004, the Company maintained the same methodology, or approach, as in prior years. The impairment charge recorded in 2003 and 2004 is mainly associated with the acquisition of North American businesses, mainly related to the Vialog Corporation acquisition, which occurred in April 2001. At June 30, 2004, the net book value of North America goodwill is at zero.

As of October 1, 2003 and June 30, 2004, the Company also performed a review of the carrying value of technology and customer lists that were associated with the acquisitions of North American businesses (1999 and 2001), as certain information indicated that the carrying amount of these intangible assets may not be recoverable. The impairment charge recorded in 2004 is due to the reduced level of cash flows expected for the next several years, which was the trigger event leading to this impairment review. The reduced level of expected cash flows is mainly a result of the current, competitive industry environment, which has resulted in significant price erosion.

The review was performed in accordance with the Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Based on the results of this review, including an independent report with respect to 2003 only, the Company recorded a total impairment charge of €24,916 and €22,000 for the full year ended December 31, 2003 and for the six months ended June 30, 2004, respectively, that was recorded as a reduction to the carrying value of intangible assets. The impairment charge of €24,916 recorded in 2003 relates mainly to the customer lists of Vialog acquired in 2001 (€23,000) and, to a lesser extent, to the customer lists of Aloha Conferencing and Williams Communications, acquired in 1999 (€1,916). The impairment charge of €22,000 recorded in 2004 relates to the customer lists of Vialog.

Note 4.	Other long-term liabilities

Other long-term liabilities consist of the following:

	December 31, 2003	June 30, 2004
Restructuring reserves as follows:
United States, 2002-03 plans, consolidation of call centers	€1,770	€1,886
United States, 1998-99 plans, consolidation of call centers	892	823
Germany, 2002 plan, closing of Rödermark call center	329	270
Montpellier, 2004 plan, consolidation of senior management and administrative and finance department to Reston, Virginia	—	405
Subtotal – accrued restructuring expenses	2,991	3,384
Accrued severance and related litigation	805	292
Tax audit accruals (Genesys Conferencing France)	140	140
Fair value of interest-rate swap (ended on April 30, 2004)	781	—
Deferred rent	163	12
Others	33	35
Total other long-term liability	4,913	3,863
Less current portion of accrued restructuring expenses	(959)	(2,035)
Less current portion of fair value of interest-rate swap	(781)	—
Other long-term liability, less current portion	€3,173	€1,828

In the six months ended June 30, 2004, the Company recorded a restructuring charge of €2.1 million, as follows:

-

€1.1 million due to the consolidation of the Chanhassen, Minnesota call center. This charge includes unusable future facility lease commitments, the write-off of certain leasehold improvements and equipment and employee severance;

-	€0.6 million for the consolidation of North America finance and accounting departments to Reston, Virginia. This charge includes mainly employee severance;
-

€0.4 million of employee severance due to the consolidation of the senior management, finance and administrative departments to Reston, Virginia. These departments were previously located in Montpellier, France.

Note 5. Long-term debt

Long-term debt consists of the following:

	December 31,	June 30,
	2003	2004
Term loans, variable rate	€84,719	€80,873
Term loans, fixed rate	37	37
Revolving loans, variable rate	7,918	8,227
3% Convertible notes, net of unamortized discount of € 201 and € 86 at December 31, 2003 and June 30, 2004, respectively	8,550	6,362
Interest free loan from Anvar	154	154
Capital lease obligations	162	128
Total long-term debt	101,540	95,781
Less current portion	(18,619)	(14,957)
Long-term debt, less current portion	€82,921	€80,824

Bank Financing Restructuring

Amendments to the April 2001 U.S. $125 Million Credit Facility

On August 6, 2004, the Company signed an amendment to the April 2001 U.S $125 million credit facility with its bank creditors. The amendment mainly provides for the rescheduling of principal repayments.

This is its fourth amendment to the April 2001 U.S. $125 million credit facility, and the second to provide for a rescheduling of the principal repayments under this credit facility. The Company entered into these amendments because the Company otherwise would not have been able to comply with the financial covenants that the Company was required to meet, and because the Company needed to lengthen the period during which the Company was required to make principal payments or to realign the principal payment schedule to reduce the amounts due in the earlier periods. The Company hopes that it will be able to meet the covenants and principal repayment schedule as now amended or to refinance its debt or raise other capital as needed, although it cannot provide any assurance in this regard. If the Company does not meet its covenants, it will be required to undertake one of several extraordinary transactions, failing which its lenders will have the right to require it to repay its credit facility in full (which it is unlikely to be able to do).

The amended principal payment schedule on an annual basis compared to the prior maturity schedule is disclosed below under “rescheduling of principal repayments”.

Under the amendment, interest will continue to be paid according to the original schedule (i.e., semi-annually on April 30 and October 31), subject to an increase of 50 basis points applying to the principal repayments postponed until after April 20, 2007. The Company has also agreed to prepay certain amounts of the loan if its excess cash flows exceed certain levels.

The August 6, 2004 amendment adjusted the level of the four existing financial covenants to be complied with and added a new financial covenant relating to EBITDA. As amended, the financial covenants provide flexibility for the Company to implement certain transactions before its bank lenders may declare it in default under the credit agreement. However, if the Company falls below certain base levels, its lenders may declare it in default.

The amended threshold financial covenants are as follows:

-

The cash cover ratio, which means the ratio of consolidated cash flow to consolidated debt service must, for each quarter ending between June 30, 2004 and September 30, 2008, be above certain levels varying from 0.82 to 1.14;

-

The interest cover ratio, which means the ratio of consolidated EBITDA to consolidated net interest expense must, for each quarter ending between June 30, 2004 and September 30, 2008, be above certain levels increasing progressively from 4.03 to 13.77;

-

The leverage ratio, which means the ratio of outstanding consolidated net indebtedness to consolidated EBITDA, must, for each quarter ending between June 30, 2004 and September 30, 2008, be below certain levels decreasing progressively from 4.03 to 0.60;

-

Consolidated EBITDA must, for each quarter ending between December 31, 2004 and September 30, 2005, be above certain levels varying between 5.62 and 7.38, and for each six-month period on a rolling two-quarter basis ending between December 31, 2005 and September 30, 2008,be above certain levels varying between 11.37 and 19.25.

Should the Company not meet one of the above covenants, it may be required to pursue one of the following:

-	A capital increase in an amount of not less than €20 million;
-	The entering into a new loan of an amount sufficient to repay the sums outstanding under the credit facility;
-	A bond issuance in an amount sufficient to repay the sums outstanding under the credit facility;
-	The execution of a merger agreement or sale and purchase agreement, or the launching of a tender offer;
-	Such other proposals as ratified by the Board of Directors and accepted by the bank lenders.

If the Company is not able to effect one of the foregoing transactions, its lenders will have the right to require the immediate repayment in full of its outstanding indebtedness. It is likely that the Company would be unable to effect such a repayment.

In addition to the threshold financial covenants, the Company must respect the following base financial covenants:

-	The cash cover ratio must, for each quarter ending between June 30, 2004 and September 30, 2008, be above certain levels varying from 0.73 to 1.02;
-	The interest cover ratio must, for each quarter ending between June 30, 2004 and September 30, 2008, be above certain levels increasing progressively from 3.11 to 12.32;
-	The leverage ratio must, for each quarter ending between June 30, 2004 and September 30, 2008, be below certain levels decreasing progressively from 5.04 to 0.66;
-

Consolidated EBITDA must, for each quarter ending between December 31, 2004 and September 30, 2005, be above certain levels varying between 3.65 and 6.60, and for each six-month period on a rolling two-quarter basis ending between December 31, 2005 and September 30, 2008, be above certain levels varying between 10.17 and 17.22; and

-

Capital expenditures for each year between 2004 and 2007 must be below a certain amount increasing from €3.9 million to €11.5 million (subject to a limited exception to carry-forward a portion of any shortfall from the previous year);

If the Company is not able to comply with the foregoing, its lenders will have the right to require the immediate repayment in full of its outstanding indebtedness. It is likely that the Company would be unable to effect such a repayment.

Rescheduling of principal repayments

According to the amendment signed on August 6, 2004, the amended principal payment schedule on an annual basis compared to the prior maturity schedule is as follows:

	Repayments schedule prior to August 6, 2004 amendment	Repayments according to amendment signed on August 6, 2004	Difference of repayments	Repayments according to amendment signed on August 6, 2004	Difference of repayments
	in millions of U.S. dollars			in millions of euros (June 30, 2004 closing exchange rate)
2nd half-2004	$ 11.0	$ 8.2	- $ 2.8	€6.8	- €2.3
2005	$ 22.0	$ 12.0	- $ 10.0	€9.9	- €8.3
2006	$ 30.0	$ 16.0	- $ 14.0	€13.2	- €11.5
2007	$ 23.1	$ 22.3	- $ 0.8	€18.4	- €0.6
2008	$ 22.2	$ 49.8	+ $ 27.6	€40.9	+ €22.7
Total	$ 108.3	$ 108.3	—	€89.2	—

Partial repurchase of the 1999 convertible notes

In February 2004, the Company repurchased 125,330 convertible notes for an amount of €2.2 million, utilizing the escrow account created after the rights offering completed in 2003.

Note 6. Revenue breakdown

Revenues consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
Services
—Genesys Meeting Center .	€ 27,825	€ 26,867	€57,137	€ 53,891
—Genesys Event Service .	12,264	7,672	26,528	15,443
—Video conferencing .	2,036	1,128	4,031	2,372
Equipment .	145	24	228	202
Total .	€ 42,270	€ 35,691	€ 87,924	€ 71,908

Note 7. Segment and geographic information

The Company and its subsidiaries currently operate in four reportable segments: North America, Europe, Asia-Pacific, and a Global Video division. The Company makes key decisions and evaluates performance of the Company based on these segments.

The Company believes that EBITDA is a meaningful measure of performance and use it for purposes of managing its business and evaluating its financial health. The Company defines EBITDA as earnings (loss) before interest, income taxes, depreciation, amortization charges and impairment of goodwill and other intangibles. Depreciation charges are divided among the line items cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being amortized. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States, or as a measure of profitability or liquidity. EBITDA may not be indicative of our historical operating results; nor is it meant to be predictive of potential results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this document may not be comparable to similarly named measures of other companies.

The following is a summary of operations by segment for three months ended June 30, 2003 and 2004:

	North America	Europe	Asia- Pacific	Global Video	Corporate	Inter- segment	Total
Three months ended June 30, 2003
Revenue	€ 23,650	€ 14,819	€ 2,078	€ 1,998	—	€ (275)	€ 42,270
Gross Profit	14,516	11,686	1,328	478	—	—	28,008
EBITDA	7,220	5,896	522	70	(3,320)	—	10,388
Operating income (loss)	3,405	5,306	407	(146)	(3,974)	—	4,998

Three months ended June 30, 2004
Revenue	€ 18,179	€ 14,059	€ 2,407	€ 1,299	—	€ (253)	€ 35,691
Gross Profit	9,637	10,983	1,537	231	—	—	22,388
EBITDA	1,284	5,128	302	354	(2,784)	—	4,284
Operating income (loss)	(76,859)	4,388	186	231	(3,295)	—	(75,349)

The following is a summary of operations by segment for the six months ended June 30, 2003 and 2004:

	North America	Europe	Asia- Pacific	Global Video	Corporate	Inter- segment	Total
Six months ended June 30, 2003
Revenue	€ 51,166	€ 30,033	€ 3,695	€ 4,005	—	€ 975	€ 87,924
Gross Profit	30,389	23,085	2,312	1,004	—	—	56,790
EBITDA	14,640	12,325	970	222	(7,210)	—	20,947
Operating income (loss)	6,903	11,116	751	(223)	(8,559)	—	9,988

Six months ended June 30, 2004
Revenue	€ 36,695	€ 28,533	€ 4,490	€ 2,746	—	€ (556)	€ 71,908
Gross Profit	19,475	21,958	2,854	519	—	—	44,806
EBITDA	2,197	8,323	571	790	(3,458)	—	8,423
Operating income (loss)	(78,661)	6,832	347	519	(4,461)	—	(75,424)

EBITDA calculation

The following table reconciles EBITDA to net income (loss) for the periods presented.

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(In thousand of €)
Net income (loss)	3,708	(70,238)	10,543	(73,615)
Income tax expense (credit)	328	(6,676)	494	(6,520)
Equity in income of affiliated companies	(11)	(5)	(15)	(37)
Financial income (expense), net	973	1,570	(1,034)	4,748
Depreciation	2,779	2,498	5,733	4,963
Amortization of intangibles	2,611	1,734	5,226	3,483
Impairment of goodwill and intangibles	—	75,401	—	75,401
EBITDA	10,388	4,284	20,947	8,423

Note 8. Commitments associated with the U.S. $125 million credit facility and other commitments

On June 29, 2001, the Company entered into a U.S. $57.5 million interest rate swap agreement to hedge its exposure on 50% of its outstanding term loans under the U.S. $125 million credit facility, excluding the U.S. $10 million revolving line of credit, granted in April 2001, denominated in U.S. dollars. The effect of the latter agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 5.52%. The interest rate SWAP agreement expired on April 30, 2004.

On December 11, 2003, the Company entered into a new financial instrument named CAP 6 months 3.00% Knock Out (KO) 5.00% to hedge its exposure on its outstanding debt denominated in U.S. dollars for the period between May 1, 2004 and October 30, 2008. This new financial instrument replaced the interest rate swap financial instrument that expired on April 30, 2004. The full cost of U.S. $354 thousand for this financial instruments was paid in 2003.

The fair value adjustment of the Knock-Out CAP as a result of changes in market interest rates are recognized as other financial income (expenses), as the Company is not able to apply the special accounting treatment prescribed under SFAS 133. The fair value adjustment (favorable amount) amounted to €0.3 million at June 30, 2004.

The U.S. $125 million credit facility agreement is secured by the following:

— Stock pledge of shares of Genesys Conferencing Ltd (England), Genesys Conferencing AB (Sweden), Genesys Conferencing Inc, including subsidiaries;

— Security over some assets such as accounts receivable and other assets of Genesys Conferencing Inc.

On June 8, 2004, the Company entered into a term purchase contract of U.S. Dollars (“soft accumulator”) with maturity on October 27, 2004 to partially hedge its exposure on its next repayment of its long-term debt due October 30, 2004. At June 30, 2004, this contract amounted to U.S. $50 thousand and the fair value (favorable amount) amounted to €5 thousand.

Note 9. Subsequent information

On August 10, 2004, the Company announced the execution of an amendment to the U.S. $125 million credit facility with its senior secured lenders that extends the principal payment remaining due (U.S. $108.3 million) matures through 2008. The split of long-term debt in long-term portion and short-term portion on the balance sheet at June 30, 2004 takes into account this agreement. The arrangement is subject to several conditions and to final documentation. For detailed information, see Note 5, Long-term debt.

On August 10, 2004, the Company also announced the consolidation of top management and administrative departments in Reston, Virginia. For detailed information, see Note 4, Other long-term liabilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 2004

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer